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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                       INCARA PHARMACEUTICALS CORPORATION
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                   45325S-10-1
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                                 (CUSIP Number)
                                                  with a
                                                  copy to:
    Mitchell D. Kaye, Manager                     Steven E. Siesser, Esq.
    Xmark Asset Management, LLC                   Lowenstein Sandler PC
    152 West 57th Street, 21st Floor              65 Livingston Avenue
    New York, New York  10019                     Roseland, New Jersey  07068
    (212) 247-8200                                (973) 597-2500
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 19, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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Cusip No.  45325S-10-1
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   1.      Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                     Xmark Asset Management, LLC
                             13-3954392

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   2.      Check the Appropriate Box if a Member of a Group (See Instructions):
   (a)     Not
   (b)     Applicable

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   3.      SEC Use Only

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   4.      Source of Funds (See Instructions):  WC

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   5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e): Not Applicable

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   6.      Citizenship or Place of Organization: New York, United States

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                                         7. Sole Voting Power:                 *
   Number of                                ------------------------------------
   Shares Beneficially                   8. Shared Voting Power:               *
   Owned by                                 ------------------------------------
   Each Reporting                        9. Sole Dispositive Power:            *
   Person With                              ------------------------------------
                                        10. Shared Dispositive Power:          *
                                            ------------------------------------

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   11.     Aggregate Amount Beneficially Owned by Each Reporting Person:
           91,070,394*

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   12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                  (See Instructions):                Not Applicable

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   13.     Percent of Class Represented by Amount in Row (11): 65.58%*

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   14.     Type of Reporting Person (See Instructions): IA

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* The reporting person is Xmark Asset Management, LLC ("XAM"), a New York limited liability company, which is the sole manager of Goodnow Capital, L.L.C., a Delaware limited liability company ("Goodnow"). Goodnow is the holder of 81,070,394 shares (the "Goodnow Shares") of common stock, par value $0.001 per share (the "Common Stock"), of Incara Pharmaceuticals Corporation, a Delaware corporation (the "Company"). Pursuant to the Operating Agreement of Goodnow, management and control of Goodnow is vested exclusively in the sole manager and, as a result, XAM possesses the sole power to vote and direct the disposition of all securities of the Company owned by Goodnow.

In addition, pursuant to the terms of a certain Voting Trust Agreement, dated as of April 19, 2004, by and among Great Point Partners on behalf of Biomedical Value Fund, L.P. and Biomedical Offshore Value Fund, Ltd. (collectively, the "Biomedical Funds"), the Company and XAM, as voting trustee: (i) the Biomedical Funds transferred into a voting trust (the "Voting Trust") the 10,000,000 shares (the "Voting Trust Shares") of Common Stock purchased by the Biomedical Funds from the Company pursuant to that certain Purchase Agreement, dated as of April 19, 2004 (the "Purchase Agreement"), by and among the Company and the investors named therein, in exchange for a voting trust certificate; (ii) XAM, as the voting trustee of the Voting Trust, has the exclusive right and power to vote the Voting Trust Shares and to give written consents with respect to any lawful corporate action of the Company, and (iii) except as set forth in clause (ii) above, all powers and privileges affecting the Voting Trust Shares attach to the voting trust certificates issued in exchange therefore. While XAM may be deemed to be the beneficial owner of the Voting Trust Shares due to its power to vote and give written consents with respect to the Voting Trust Shares, XAM does not own and expressly disclaims any pecuniary interest in and to the Voting Trust Shares.

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As a result of the fact that XAM possesses the sole power to vote and direct the disposition of the Goodnow Shares and the sole power to vote the Voting Trust Shares, for purposes of Reg. Section 240.13d-3, XAM may be deemed to beneficially own 91,070,394 shares of Common Stock, or 65.58% of the shares deemed issued and outstanding as of April 19, 2004.


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Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         1. Voting Trust Agreement, dated as of April 19, 2004, by and among Biomedical Value Fund, L.P., Biomedical Offshore Value Fund, Ltd., Xmark Asset Management, LLC and Incara Pharmaceuticals Corporation.

         2. Agreement and Amendment No. 1 to the Debenture and Warrant Purchase Agreement, dated as of April 19, 2004, by and between Incara Pharmaceuticals Corporation and Xmark Asset Management, LLC, incorporated by reference to
Exhibit 10.104 to the Current Report on Form 8-K, dated April 19, 2004, filed by the Company.


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                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          May 12, 2004

                                          XMARK ASSET MANAGEMENT, LLC


                                          /s/ Mitchell D. Kaye
                                          Mitchell D. Kaye, Manager


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


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